U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation By Reference.

This report on Form 6-K is hereby incorporated by reference into Company’s registration statements on (1) Form S-8 (file No. 333-203387) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2015, (2) Form S-8 (file No. 333-205821) filed with SEC on July 23, 2015, (3) Form F-3 (file No. 333-213240) filed with SEC on August 22, 2016, amended on September 2, 2016, September 12, 2016, February 9, 2017 and February 27, 2017 and declared effective on March 9, 2017, and (4) Form F-3 (file No. 333-248197) filed with SEC on August 20, 2020 and declared effective on August 31, 2020 (the “Shelf Registration Statement”).

Cautionary Note Regarding Forward-Looking Statements.

This report, including the exhibits included herein, may contain forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Events.

On November 24 2020, Tantech Holdings Ltd, a British Virgin Islands corporation (the “Company”), closed an offering (the “Offering”) for the sale to several accredited investors (the “Investors”) pursuant to which the Investors purchased an aggregate of (i) 6,060,608 common shares of the Company, par value $0.001 per share (the “Shares”),(ii) registered investor warrants, with a term of five years, exercisable immediately upon issuance, to purchase an aggregate of up to 2,754,820 common shares (the “Registered Investor Warrant Shares”) at an exercise price of $1.81 per share, subject to adjustments thereunder (the “Registered Investor Warrants”), and (iii) unregistered warrants, with a term of five years, to purchase an aggregate of up to 3,305,788 common shares (the “Unregistered Investor Warrant Shares”) at an exercise price of $1.81 per share, subject to adjustments (the “Unregistered Investor Warrants,” together with the Registered Investor Warrants, the “Investor Warrants”), which Unregistered Investor Warrants are immediately exercisable upon issuance and on a cashless basis if the Unregistered Investor Warrant Shares have not been registered for resale within 60 calendar days (or, in the event of a “full review” by the SEC, within 90 calendar days) after the date of issuance. The Shares, the Registered Investor Warrants, the Unregistered Investor Warrants, the Registered Investor Warrant Shares and the Unregistered Investor Warrant Shares are collectively referred to as the “Securities.” The Company raised gross proceeds from the sale of the Securities of $10,000,003.20, before deducting placement agent fees and other Offering expenses. The Company intends to use the net proceeds from this Offering for working capital and general business purposes.

As previously disclosed in the Company’s report on Form 6-K filed on November 20, 2020 with SEC, the Company entered into a securities purchase agreement with the Investors providing for the issuance of the Shares and the Investor Warrants (the “Purchase Agreement”). The Shares, the Registered Investor Warrants and the Registered Investor Warrant Shares were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Shelf Registration Statement. The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on November 24, 2020. Pursuant to the Purchase Agreement, the Unregistered Investor Warrants were issued to the Investors in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The Offering was conducted pursuant to a placement agency agreement, dated November 20, 2020, between the Company and Univest Securities, LLC (the “Placement Agent”). The Company paid the Placement Agent a fee equal to $700,000, which was equal to 7% of the aggregate purchase price paid by the Investors placed by the Placement Agent as well as certain expenses disclosed in more detail in the Company’s report on Form 6-K filed on November 20, 2020 with the SEC. Additionally, the Company issued to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 363,637 common shares, equal to 6% of the number of the Shares. The Placement Agent Warrants contain substantially the same terms as the Unregistered Investor Warrants, provided that the Placement Agent Warrants do not bear any anti-dilution protections other than those customarily present in the event of stock splits, recapitalizations and similar events, and such warrants have a term of three years and are initially exercisable six months after the closing of the Offering at an exercise price of $1.815 per share.

Pursuant to a registration rights agreement that the Company entered into with the Investors on November 20, 2020, the Company has agreed to file and maintain with the SEC a registration statement to register the Company’s common shares underlying the Unregistered Investor Warrants for resale within 30 calendar days following the date of issuance, and has agreed to use its best efforts to cause the SEC to declare such registration statement effective within 60 calendar days following the date of issuance (or, in the event of a “full review” by the SEC, within 90 calendar days following such date). The Company has also agreed to register the common shares exercisable under the Placement Agent Warrants on the same terms.

On November 24, 2020, the Company issued a press release announcing the closing of the Offering.  A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
Exhibit 99.1	Press Release dated November 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

Dated: November 24, 2020